UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 31, 2004**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – **Financial Information**

Item 2.02 Results of Operations and Financial Condition

On October 21, 2004 First Financial Holdings, Inc. announced earnings for the fourth quarter ended September 30, 2004. For more information regarding this matter, see the press attached hereto as Exhibit 99.1.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1). Press release dated October 21, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Executive Vice President, Chief Financial Officer
and Principal Accounting Officer

Date: October 21, 2004

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Results for Fourth Quarter

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Susan E. Baham
           Executive Vice President
           (843) 529-5601

FIRST FINANCIAL HOLDINGS, INC.
REPORTS RESULTS FOR FOURTH QUARTER

Charleston, South Carolina (October 21, 2004) – First Financial Holdings, Inc. (NASDAQ: FFCH) today announced results for its fourth quarter and fiscal year ended September 30, 2004. Diluted earnings per common share were $.49 for the quarter ended September 30, 2004 compared with diluted earnings per common share of $.53 for the quarter ended September 30, 2003. Net income totaled $6.2 million for the quarter ended September 30, 2004 compared with $6.8 million for the comparable quarter of 2003. Diluted earnings per common share for the fiscal year ended September 30, 2004 declined to $1.92 on net income of $24.6 million, compared with diluted earnings per common share of $2.07 and net income of $27.2 million, respectively, for the year ended September 30, 2003.

President and Chief Executive Officer A. Thomas Hood commented, "We ended our fourth quarter with lower reported earnings than the same quarter last year due principally to a $1.2 million mortgage servicing rights impairment charge during the current quarter compared to a $2.9 million recovery of impairment in the fourth fiscal quarter of 2003, resulting in a change of $4.1 million between the two periods. Short term interest rates have recently increased in line with market and Company expectations; however, longer term interest rates unexpectedly declined during the current quarter, resulting in higher prepayment estimates for mortgages, thereby reducing period-end valuations of existing mortgage servicing rights. The Company also recorded a gain of $1.8 million during the current quarter related to the sale and partial leaseback of property. We estimate that the after tax effect of these items on income in the fourth quarter of fiscal 2004 and fiscal 2003 increased diluted income per share by $.03 and $.14, respectively.   Other indicators for the quarter were positive, reflecting an overall increase in other revenues, good expense control and improving credit quality indicators as compared with the quarter ended September 30, 2003."

Hood noted, "Insurance commissions were up substantially, increasing $847 thousand, or 25.3%, from the fourth quarter of fiscal 2003. Deposit fees also increased by 11.7% to $3.1 million during the quarter ended September 30, 2004 as compared with one year ago.   Gains from loan sales were lower than the comparable quarter last year as were brokerage revenues, due principally to market conditions. Although the net interest margin declined from 3.57% in the September 2003 quarter to 3.32% in the quarter ended September 30, 2004, average interest earning assets increased $143.9 million, or 6.8%, between the two periods resulting in net interest income of $18.7 million during the quarter ended September 30, 2004, in line with the comparable quarter one year ago. On a sequential quarter basis, the net interest margin declined 4 basis points and average interest earning assets were slightly lower than the June 2004 quarter."

Hood continued, "Total expenses increased approximately 1% in the quarter ended September 30, 2004 from the quarter ended September 30, 2003. Our staff remains focused on making long-term improvements in productivity indicators. Asset quality indicators improved in a number of key areas in the current quarter. Provision for loan losses of $1.3 million in the quarter ended September 30, 2004 was 21% less than the quarter ended September 30, 2003. Reserve coverage of non-performing loans increased to 174.1% at September 30, 2004 compared with 147.1% one year ago. Annualized loan net charge-offs fell to .28% in the September 2004 quarter from .40% in the comparable period ended September 30, 2003. Problem assets as a percentage of total assets declined to .51% at September 30, 2004 compared to .61% one year ago."

First Financial Holdings, Inc.
Page 2
October 21, 2004

"We look back with pride on the accomplishments of our staff during fiscal 2004. We knew as the year began that fiscal 2004 would be a challenging year, simply because of the lowered expectations at the start of the year for mortgage banking activity after the records set during fiscal 2003. The current fiscal year ended with gains from loan sales of $1.9 million as compared with $8.1 million of gains recorded during fiscal 2003.   Despite the anticipated but dramatic reduction in mortgage banking revenues, we have been able to replace most of the loss in revenues through growth in insurance operations and through growth in core banking activities. For the full year ended September 30, 2004, mortgage servicing valuation adjustments resulted in a net write-down of $918 thousand compared with a positive adjustment of $57 thousand during the fiscal year ended September 30, 2003."

"During our third fiscal quarter, in June 2004, we completed several transactions to better position the Company for the possibility of a rising rate environment during the next twelve months, incurring prepayment charges of $1.5 million related to prepayments of $70 million of selected Federal Home Loan Bank advances. Excluding this one time charge, remaining expenses increased $2.5 million, or 3.6%, during fiscal 2004 as compared with fiscal 2003. During fiscal 2004 we continued to better position our operations for the future. We purchased our operations center site and adjacent property and opened two branches in Wal-Mart Super Centers, including our first in the Charleston metropolitan area. A third new location has just opened in Myrtle Beach in the last ten days. Based on the strong account openings we have seen in our in-store sales offices this year, we believe these branches will bring increased convenience and profitability to our operations. We are also very pleased with the synergies exhibited by our growing insurance group, which was augmented this year with our first acquisition of a managing general agency, the Kimbrell Insurance Group, in January 2004.   The partnering of this unit with our other agency operations is showing great synergies as expected. We are enthusiastic about the growth opportunities ahead for fiscal 2005," Hood concluded.

As of September 30, 2004, total assets of First Financial were $2.4 billion and deposits were $1.5 billion. Loans receivable totaled $1.8 billion at September 30, 2004 and stockholders' equity totaled $165.2 million. Book value per common share increased to $13.43 at September 30, 2004 compared to $13.02 at September 30, 2003.   First Financial's Board of Directors previously approved a stock repurchase program to acquire up to 650,000 shares of its common stock subject to market conditions. Through September 30, 2004, the Company has purchased 560,400 shares under the current repurchase program, which will expire on November 30, 2004.

First Financial is the holding company of First Federal, which operates 48 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services.   For additional information about First Financial, please visit our web site at *www.firstfinancialholdings.com.*

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2003. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

FIRST FINANCIAL HOLDINGS, INC.
Unaudited Consolidated Financial Highlights
(in thousands, except share data)

	Three Months Ended			Year Ended	
	09/30/04	09/30/03	06/30/04	09/30/04	09/30/03
Statements of Income					
Interest income	$ 31,251	$ 31,631	$ 31,545	$ 126,593	$ 134,381
Interest expense	12,550	12,813	12,392	49,991	55,921
Net interest income	18,701	18,818	19,153	76,602	78,460
Provision for loan losses	(1,300)	(1,650)	(1,125)	(5,675)	(6,235)
Net interest income after provision	17,401	17,168	18,028	70,927	72,225
Other income					
Net gain on sale of loans	569	759	390	1,913	8,070
Net gain on sale of investments and mortgage-backed securities	239	-	659	2,292	1,709
Brokerage fees	496	678	635	2,275	2,134
Commissions on insurance	4,192	3,345	4,140	16,199	12,699
Other agency income	250	157	373	1,315	922
Service charges and fees on deposit accounts	3,063	2,741	2,931	11,584	10,604
Loan servicing fees	(691)	3,387	2,122	696	1,088
Other	2,841	826	1,076	5,901	3,640
Total other income	10,959	11,893	12,326	42,175	40,866
Other expenses					
Salaries and employee benefits	11,478	11,127	11,302	45,319	43,891
Occupancy costs	1,203	1,363	1,261	5,103	5,264
Marketing	553	452	558	1,852	1,801
Depreciation, amort., etc.	1,408	1,525	1,016	5,187	5,506
Prepayment fees			1,548	1,548	
Other	4,010	3,914	4,117	15,755	14,220
Total other expenses	18,652	18,381	19,802	74,764	70,682
Income before income taxes	9,708	10,680	10,552	38,338	42,409
Provision for income taxes	3,500	3,831	3,850	13,784	15,198
Net income	6,208	6,849	6,702	24,554	27,211
Earnings per common share:					
Basic	0.50	0.55	0.54	1.97	2.12
Diluted	0.49	0.53	0.52	1.92	2.07
Average shares outstanding	12,340	12,566	12,494	12,484	12,822
Average diluted shares outstanding	12,624	12,955	12,795	12,818	13,173
Ratios:					
Return on average equity	15.12%	16.86%	16.10%	14.86%	16.65%
Return on average assets	1.02%	1.19%	1.09%	1.01%	1.21%
Net interest margin	3.32%	3.57%	3.36%	3.38%	3.74%
Total expense/average assets	3.05%	3.22%	3.23%	3.09%	3.13%
Efficiency ratio (1)	66.41%	59.57%	58.85%	63.22%	59.76%
Net charge-offs/average net loans, annualized	0.28%	0.40%	0.24%	0.32%	0.38%

(1) Excludes from income - gains on sales of securities, net real estate operations, gains on property sales; excludes from expenses - prepayment fees

- more -

	09/30/04	09/30/03	06/30/04
Statements of Financial Condition			
Assets			
Cash and cash equivalents	$ 102,310	$ 85,523	$ 94,386
Investments	62,826	43,687	68,551
Loans receivable, net	1,817,585	1,801,932	1,812,462
Mortgage-backed securities	346,847	303,470	361,409
Office properties, net	50,574	37,199	51,704
Real estate owned	4,003	4,009	4,325
Intangible assets	22,452	16,351	22,621
Other assets	35,716	30,711	36,414
Total Assets	2,442,313	2,322,882	2,451,872
Liabilities			
Deposits	1,520,817	1,481,651	1,468,169
Advances from FHLB	658,000	598,000	722,000
Other borrowings	47,654	24,075	47,495
Other liabilities	50,655	56,150	50,983
Total Liabilities	2,277,126	2,159,876	2,288,647
Stockholders' equity			
Stockholders' equity	234,648	217,376	230,119
Treasury stock	(68,003)	(55,042)	(64,511)
Accumulated other comprehensive income (loss)	(1,458)	672	(2,383)
Total stockholders' equity	165,187	163,006	163,225
Total liabilities and stockholders' equity	2,442,313	2,322,882	2,451,872
Stockholders' equity/assets	6.76%	7.02%	6.66%
Common shares outstanding	12,303	12,522	12,382
Book value per share	$ 13.43	$ 13.02	$ 13.18

	09/30/04	09/30/03	06/30/04
Credit quality-quarterly results			
Total reserves for loan losses	$ 14,799	$ 14,957	$ 14,780
Loan loss reserves/net loans	0.81%	0.83%	0.82%
Reserves/non-performing loans	174.06%	147.06%	169.83%
Provision for losses	$ 1,300	$ 1,650	$ 1,125
Net loan charge-offs	$ 1,281	$ 1,823	$ 1,070
Problem assets			
Non-accrual loans	$ 8,439	$ 9,852	$ 8,605
Accruing loans 90 days or more past due	63	24	98
Renegotiated loans		295	
REO thru foreclosure	4,003	4,009	4,325
Total	$ 12,505	$ 14,180	$ 13,028
As a percent of total assets	0.51%	0.61%	0.53%